LL 00

SEC

17008327

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 28 2017
Washington DC
415

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SEC FILE NUMBER
8-32508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

GREENTREE OFFICE PLAZA 40 LLOYD AVENUE SUITE 102
(No. and Street)

MALVERN (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN C. JOHNSON, JR. (610) 644-6616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 (Address) BETHLEHEM (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW

JOHNSON SECURITIES, INC.

CONTENTS

Supplementary Information

OATH OR AFFIRMATION

I, John C. Johnson, Jr., affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Johnson Securities, Inc. as of December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me on the 23RD day of FEBRUARY
February, 2017

John C. Johnson, Jr.
Signature

PRESIDENT
Title

Notary Public, State of Pennsylvania

Commission expires September 26, 2019

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kim M. Knaff, Notary Public
Willistown Twp., Chester County
My Commission Expires Sept. 26, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Johnson Securities Inc.

We have audited the accompanying statement of financial condition of Johnson Securities Inc. as of December 31, 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Johnson Securities Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Johnson Securities Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1, computation of determination of reserve requirements under Rule 15c3-3, and information for possession or control requirements under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Johnson Securities Inc.'s financial statements. The supplemental information is the responsibility of Johnson Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania
February 23, 2017

JOHNSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 18,133
Commissions and fees receivable	1,616
Securities owned, marketable, at market value	302,040
TOTAL ASSETS	$ 321,789

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 30,829
Other payables and accrued expenses	23,000
Deferred income taxes	40,000
Total Liabilities	93,829
SHAREHOLDER'S EQUITY:	
Common stock, authorized 5,000 shares $1 par value, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	7,900
Retained earnings	219,060
Total Shareholder's Equity	227,960
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 321,789

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

REVENUE:	
Commissions and fees	$ 41,185
Gain on securities	40,275
Dividends and interest	5,458
	86,918
EXPENSES:	
Commissions	30,889
Occupancy	14,400
General and administrative	13,140
	58,429
NET INCOME BEFORE INCOME TAXES	28,489
INCOME TAX PROVISION:	
State	2,400
Federal	3,100
	5,500
NET INCOME	$ 22,989

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common stock	Capital in excess of par value	Retained earnings	Total Shareholder's Equity
BEGINNING BALANCE	$ 1,000	$ 7,900	$ 196,071	$ 204,971
Net Income			22,989	22,989
ENDING BALANCE	$ 1,000	$ 7,900	$ 219,060	$ 227,960

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions and fees received	$ 42,214
Interest received	13
Dividends received	5,445
Commissions paid	(48,813)
Occupancy costs paid	(2,400)
Administrative expenses paid	(3,640)
Income taxes paid	(753)
Net Cash Used by Operating Activities	(7,934)
NET DECREASE IN CASH	(7,934)
CASH AT BEGINNING OF YEAR	26,067
CASH AT END OF YEAR	$ 18,133

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net Income	$ 22,989
Adjustment to reconcile net income to net cash used by operating activities:	
Unrealized gain on securities	(40,275)
Deferred income tax	5,500
Change in current assets and liabilities:	
Decrease in commissions receivable	1,029
Decrease in commissions payable	(17,924)
Increase in other payables and accrued expense	21,500
Decrease in corporate income taxes payable	(753)
Net Cash Used by Operating Activities	$ (7,934)

See Accompanying Notes

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Entity and Nature of Operations

Johnson Securities, Inc. (the Company), located in Malvern, Pennsylvania, commenced operations in 1984 when it became a registered broker/dealer. The Company acts as agent for customers who purchase mutual funds and variable life insurance and annuities, and receives commissions and fees directly from the mutual funds and insurance companies.

Commissions and Fees Receivable

The Company considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts is required.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus the change in deferred income tax assets and liabilities. Deferred income tax assets and liabilities are computed annually for the temporary differences between the financial statement basis and income tax basis of assets and liabilities that will result in taxable or deductible amounts in future years.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on facts, circumstances and other available information. There were no unrecognized tax benefits at December 31, 2016. Generally, the Company's tax returns for the previous three years are subject to examination by taxing authorities. Interest and penalties, if any, on the underpayment of income taxes are classified as income tax expense.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2016 through February 23, 2017, which is the date the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure under the Subsequent Events Topic of the FASB ASC.

NOTE 2 SECURITIES OWNED, MARKETABLE, AT MARKET VALUE

Securities owned consist of Nasdaq, Inc. common stock. Fair value of the stock is measured on a recurring basis based on quoted price in an active market for identical assets (Level 1). At December 31, 2016 the fair value of the stock was $302,040, the cost basis was $67,800. The change in market value for the year was $40,275 and is reported as gain on securities in the statement of income. The Company's concentration of investment securities makes it vulnerable to the risk of severe loss.

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 3 RELATED PARTY TRANSACTIONS

The Company has a sales agreement with its sole stockholder (Johnson) whereby the Company pays Johnson a percentage of all commissions generated by Johnson. As part of the agreement, Johnson has agreed that his commission is payable solely from the proceeds of the receivables and waives his right to payment until the Company is in receipt of the commission. The Company recognized commission expense to Johnson in the amount of $17,536 in 2016 and commissions of $30,693 were payable to Johnson at December 31, 2016.

The Company has an agreement with John C. Johnson, Jr., Inc., a company owned by Johnson, to share the office space and clerical staff of John C. Johnson, Inc. The term of the agreement is month-to-month. Total costs incurred in 2016 under the agreement were $14,400, of which $12,000 was payable to John C. Johnson, Jr., Inc. at December 31, 2016.

NOTE 4 INCOME TAXES

Deferred tax assets arise from payables which will be deductible in future years because the cash method of accounting is used for income tax purposes and from net operating loss carryovers.

Deferred tax liabilities arise from investment securities that have a greater financial statement basis due to the recognition of unrealized gains for financial statement purposes and from receivables which will be taxable in future years. Total deferred tax assets and liabilities are as follows:

	Total	State	Federal
Assets	$ 15,400	$ 6,500	$ 8,900
Liabilities	(55,400)	(23,600)	(31,800)
Net liability	$(40,000)	$(17,100)	$(22,900)

NOTE 4 INCOME TAXES (CONTINUED)

The components of the income tax provision are as follows:

	Total	State	Federal
Current	$ -	$ -	$ -
Deferred tax	5,500	2,400	3,100
	$ 5,500	$ 2,400	$ 3,100

The Company has federal and state net operating losses of $10,993 and $11,083, respectively, which expire in 2036. The Company expects to fully utilize the net operating losses.

The income tax benefit differs from the benefit that would result from applying statutory rates to the net loss before income taxes due to an allowable dividend deduction of $3,811.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2016 was .66 to 1.

At December 31, 2016, the Company had net capital, as defined, of $142,382 and excess net capital of $136,127.

NOTE 6 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2016

Line*	Computation of Net Capital	
1	Total ownership equity from Statement of Financial Condition	$ 227,960
5	Total capital and allowable subordinated Liabilities	227,960
8	Net capital before haircuts on securities positions	227,960
9	Haircuts on securities	
	C. Trading and investment securities:	
	4. Other securities	45,306
	D. Undue concentration	40,272
		85,578
10	Net capital	$ 142,382

Computation of Net Capital Requirement

11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 6,255
12	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13	Net capital requirement	$ 6,255
14	Excess net capital	$ 136,127
15	Net capital less greater of 10% of aggregate indebtedness or 120% of line 12	$ 132,999

Computation of Aggregate Indebtedness

16	Total A.I. liabilities from Statement of Financial Condition	$ 93,829
19	Total aggregate indebtedness	$ 93,829
20	Percentage of aggregate indebtedness to net capital	66 %

*Line references are to FOCUS report, Part IIA

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2016

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the preceding computation of net capital and the Company's corresponding computation included in the unaudited FOCUS report, Part IIA filed as of December 31, 2016.

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 and is exempt from information relating to possession or control requirements under SEC Rule 15c3-3.

Statement Pursuant to Exemption from Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from information relating to possession or control requirements under SEC Rule 15c3-3.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Johnson Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Johnson Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Johnson Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Johnson Securities Inc. stated that Johnson Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Johnson Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Johnson Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 23, 2017

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
415

Johnson Securities, Inc.
FINRA Member Firm

Greentree Office Plaza
40 Lloyd Avenue
Suite 102
Malvern, PA 19355
Office (610) 644-6616
Fax (610) 251-9939
Email Johnsonsec1@aol.com

EXEMPTION REPORT

To our best knowledge and belief Johnson Securities, Inc. operates under the exemptive provisions of 17 C.F.R. § 240.15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to 17 C.F.R. § 240.15c3-3. Johnson Securities, Inc. met the exemptive provisions of 17 C.F.R. § 240.15c3-3(K)(1) throughout the year ended December 31, 2016 without exception.

John C. Johnson, Jr.
President

February 23, 2017